

March 31, 2016

Via E-mail
John D. Hart
Chief Financial Officer
Continental Resources, Inc.
20 North Broadway
Oklahoma City, Oklahoma 73102

>   **Re: Continental Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 24, 2016**
>   **File No. 1-32886**

Dear Mr. Hart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Business, page 1

Proved Reserves, page 8

1   We note disclosure of your 2015 incurred cost of $1 billion for development of 81.3 MMBOE PUD reserves (page 7) which indicates a unit development cost of $12.30/BOE. The five years' (2016-2020) projected development cost - $6.5 billion - for your total PUD reserves - 700.6 MMBOE - appears to present a five year unit development cost of $9.28/BOE. Please explain the reasons for this lower five year unit cost. Given that proved reserves are required to be economically producible

"under existing economic conditions", we would expect these conversion costs to reflect the levels you have incurred. Please address your treatment of "DUC" wells, e.g. whether they were included with converted PUDs.

Developed and Undeveloped Acreage, page 11

2   We note the disclosure of significant undeveloped acreage expiry over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

You may contact Ron Winfrey at (202) 551-3704 if you have questions regarding engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director